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                                  EXHIBIT 13.1

                             LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

         The past year has been difficult for Prime Retail. The year started full of hope that Prime Retail would be able to improve its position in the outlet business, having just merged with Horizon and nearly doubled in size. We began efforts to expand our presence to Europe and on the Internet. The Home Company, our furniture store affiliate, opened its first store in San Marcos, Texas. We were constructing Puerto Rico's first outlet center.

         By the end of 1999, we had difficulty obtaining the capital necessary to carry out our business plan. In addition, by the beginning of 2000, it became clear a sharp decline in occupancy would occur during the months ahead. As a result of the Company's inability to obtain capital, together with the anticipated decline in revenue from our centers, the Board of Directors determined on January 18, 2000 not to declare the regular quarterly dividends on our preferred stock and suspended the regular quarterly dividends on our common stock indefinitely. At the same time, the Company announced lower FFO expectations for 2000, primarily because of anticipated revenue deductions, increases in interest expense and a decision to increase the Company's marketing contribution to our centers.

         On March 31, 2000, we announced that our 1999 FFO was $68.3 million, or $0.79 per diluted share, considerably lower than we had expected. The decline in FFO was primarily due to fourth quarter non-recurring charges and other expenses aggregating $37.9 million, including (i) a $16.0 million provision for abandoned pre-development projects, (ii) a $15.8 million provision for asset impairment (a write-down) for two of our outlet centers, (iii) a write-off of $3.1 million of capitalized costs, and (iv) $3.0 million of start-up and organizational expenses associated with our eOutlets.com subsidiary. At the same time, we announced that we expected FFO per diluted share for 2000 to be in the range of $0.98 to $1.08.

         Our lack of liquidity requires us to deploy our capital for only the most essential uses. For this reason, we are discontinuing the operations of our Designer Connection outlet stores. We also discontinued funding our e-commerce initiative, eOutlets.com, effective April 12, 2000. From the beginning of this venture, we had stated that we would need third party venture capital to launch the planned "virtual outlet site." Unfortunately, we were unable to obtain the necessary funding even after we made significant progress in developing the site and obtaining lease commitments. We have scaled back our plans to expand in Europe, and until we have financially stabilized the Company, we will only consider opportunities that do not require a significant financial commitment from Prime Retail. The discontinuation of Designer Connection and eOutlets.com, and the limitations on our overseas expansion, all demonstrate our commitment to focus on our core business of managing, leasing and marketing our portfolio of outlet stores.

         We also face challenges at the property level. Because of the lack of sufficient working capital over the past five months, the Company has suspended many planned capital



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improvements and repairs to its centers. Many of the centers acquired from
Horizon had not been rehabbed in years and are still in need of major repair.

         Following the merger with Horizon, the Company decided to "brand" its outlet portfolio, naming each center "Prime Outlets at (location)." To assure consistency, most marketing efforts were centralized. We hired Faith Ford, the television celebrity, to be our spokesperson and increased our television advertising. After reviewing the results of this initiative, we remain committed to our "branding" strategy, but we intend to emphasize a center-specific marketing program for each center. Each outlet center serves a unique market and benefits from a tailored marketing program that is complemented by our national strategy.

         In addition, we experienced several changes in our senior management, beginning with the October 6, 1999 transfer of then President and COO, William
H. Carpenter, Jr., to our eOutlets.com subsidiary, and followed by the February 25, 2000 resignation of CEO Abraham Rosenthal and the March 16, 2000 resignation of Terence C. Golden from our Board of Directors.

         I became the President when William Carpenter left and acting Chief Executive Officer when Abraham Rosenthal resigned. As the CEO of the Company, my singular focus has been on overcoming the challenges of recent months and restoring the Company to a solid financial condition. In this regard, we have developed a plan to stabilize our financial condition and enable us to increase tenant occupancy and property revenue.

         Our immediate problems are clear, and the solutions are straightforward. We are focusing on two major objectives:

         1. FINANCIALLY STABILIZE THE COMPANY AND REDUCE ITS DEBT LEVEL

         We are working to consolidate and extend our short-term debt. The stabilization of our financial condition will allow us to use the cash flow from our projects to fund property level improvements and reduce debt levels over time. Additional time will also allow the Company to pursue, on a more selective basis, asset sales that will reduce the overall leverage of the Company. Discussions are underway with lenders to provide the funding to accomplish this refinancing. While there is no assurance that we will be successful, I am optimistic that a solution will be achieved.

         As part of our strategy to reduce debt through asset sales, in November of 1999 and February of 2000 we sold a 70% interest in two of our outlet centers to Estein & Associates. The sales generated a total of $51.4 million in net proceeds (of which $44.4 million were in the form of cash) while allowing Prime Retail to retain leasing, management and marketing responsibilities on a fee basis. A third center, Prime Outlets at Hagerstown, is under contract to Estein & Associates under similar terms and is scheduled to be sold by the end of the second quarter.



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         2. IMPROVE INCOME AND OCCUPANCY AT OUR CENTERS.

         Long term, the Company's financial success will come from income generated from the improved operation, marketing and maintenance of our centers. Our plan is to rehabilitate and refresh all our outlet centers to bring them up to a level of quality consistent with what has been Prime Retail's standard of excellence. To accomplish that, the Company has budgeted a special fund of more than $11 million paid for, in part, with funds from operations.

         The Company will retain its Prime Outlets brand, but will employ more individual, center-specific marketing programs developed with on-site management teams. To increase the impact of such programs and boost sales and traffic, the Company plans to augment our tenants' marketing dollars with an additional $4 million contribution from the Company in 2000.

         To continue the recovery, we have formed a task force which is developing a comprehensive strategic plan for the most challenged centers in our portfolio. The task force is comprised of senior management personnel with expertise in a variety of disciplines who are working closely with on-site management. Their goal is to increase sales, occupancy and net operating income at the targeted centers by helping to develop center-specific marketing programs and recommending specific repairs and improvements for each center. After the task force completes specific plans for our most challenged centers, we will create and implement similar plans across our portfolio.

         Finally, and most importantly, we need to be vigilant in maintaining our close working relationships with the many high-quality manufacturers that are our tenants. Since assuming the role of President and CEO, I have met with many of our tenants. They own some of the best brands in the world. While many have expressed concerns about our current difficulties, they have been pleased to hear that Prime Retail has adopted measures to improve our properties. Our tenants want Prime Retail to be successful; their success and ours are clearly linked. Their confidence in our plan and in Prime Retail is best demonstrated by their continued occupancy of our centers. The recent stabilization of tenant occupancy at approximately 90% encourages us that our tenants' confidence is returning.

                                   CONCLUSION

         Many challenges face us. First, we must refinance the Company's short-term debt to stabilize our financial condition. With internally generated cash and proceeds from selective asset sales, we will work to lower the Company's debt to achieve greater financial flexibility. We will not pursue new development unless outside capital is available from a joint venture partner. We will use our available capital to increase sales and traffic at our centers through marketing and physical enhancements to our centers. Our future success depends on our disciplined use of capital. While there can be no assurance that we will be able to achieve all of our goals, I believe that we have taken important first steps by understanding the reasons for our current difficulties and forming realistic plans to resolve them.

         I also want to say how proud I am of our employees, both those in our corporate headquarters in Baltimore, MD and those working in our centers. Despite the challenges of the last few months, morale remains good and our employees share my confidence that better times



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are ahead. We will work hard to achieve the objectives outlined in this letter, because we are committed to maintaining Prime Retail as the number one destination for outlet shoppers.

         We extend our sincere appreciation for your continued patience and confidence in our Company, our assets, and our people.

                  Very truly yours,

                  /s/ Glenn D. Reschke
                  --------------------
                  Glenn D. Reschke
                  President and Chief Executive Officer

                  May 16, 2000